Filed pursuant to General Instruction II.L of
Form F-10; File No. 333-126997

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This pricing supplement, together with the short form base shelf prospectus dated August 23, 2005 as supplemented by a prospectus supplement dated September 14, 2005, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PRICING SUPPLEMENT NO. 5 DATED JANUARY 25, 2006

(to a Short Form Base Shelf Prospectus dated August 23, 2005 as supplemented by a Prospectus Supplement dated September 14, 2005)

CRYSTALLEX INTERNATIONAL CORPORATION

C$5,000,000

1,661,130 Common Shares

This pricing supplement relates to 1,661,130 of our common shares issuable to Azimuth Opportunity, Ltd. (Azimuth) pursuant to the exercise by us of a draw down under the terms of our equity draw down facility.

Equity Draw Down No. 5

The terms of the equity draw down facility are set out in a common share purchase agreement dated September 14, 2005 (purchase agreement). Set out below is a summary of the terms of the draw down notice that we issued to Azimuth on January 11, 2006 pursuant to the purchase agreement:

Draw Down Amount:	C$1,000,000
Additional Purchase Amount:	C$4,000,000
Draw Down Pricing Period start date:	January 11, 2006
Number of Trading Days in Draw Down Pricing Period:	10
Draw Down Pricing Period end date:	January 24, 2006
Settlement Date:	January 26, 2006
Threshold Price:	C$1.00 per share
Discounted Percentage:	5.5%

The purchase agreement provides that if, during the period of a draw down, we decide to proceed with another financing transaction, Azimuth has the right to complete its draw down at the price per common share (net of any fees and commissions) and otherwise on the terms on which we agreed to issue common shares in the other financing transaction. On January 18, 2006, we announced that we had agreed to issue and sell units consisting of common shares and warrants to an investor by way of a private placement at a purchase price of U.S.$2.90 per unit subject to certain conditions, including receipt of all necessary approvals. The private placement, which is subject to the execution of definitive documents and receipt of all necessary approvals (including the approval of the Toronto Stock Exchange), is expected to close on or about January 31, 2006. On January 23, 2006, Azimuth advised us that it had elected to complete its draw down at a price per common share (net of any fees and commissions) determined based on the price per unit payable by the investor pursuant to the private placement. In accordance with the purchase agreement, we have agreed to issue 1,661,130 common shares to Azimuth for gross proceeds of C$5,000,000.

The net proceeds from the issuance of the common shares pursuant to which this pricing supplement relates will be used for working capital and general corporate purposes.

This pricing supplement and the material change reports dated September 15, 2005, October 17, 2005, December 28, 2005, December 30, 2005, January 11, 2006 and January 25, 2006 (which are not listed in the prospectus supplement dated September 14, 2005 and which have been filed with securities regulatory authorities in Canada) are specifically incorporated by reference in, and form an integral part of the short form base shelf prospectus dated August 23, 2005 as supplemented by a prospectus supplement dated September 14, 2005.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this pricing supplement is truthful or complete. Any representation to the contrary is an offence.

We are permitted to prepare this pricing supplement in accordance with Canadian disclosure requirements which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of U.S. companies.

Owning our securities may subject you to tax consequences both in the United States and Canada. This pricing supplement does not describe these tax consequences.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of Canada, substantially all of our directors and officers and certain of the experts named in the short form base shelf prospectus dated August 23, 2005, as supplemented by a prospectus supplement dated September 14, 2005, are residents of Canada and a substantial portion of our assets are located outside the United States.